Contact

www.linkedin.com/in/aaron-tippie-p-e-8850315 (LinkedIn)
www.westwoodps.com (Company)

Top Skills

Solar Energy
Wind
Energy

Aaron Tippie, P.E.

Chief Acquisition Officer at Westwood Professional Services
Hopkins, Minnesota, United States

Experience

Westwood Professional Services

20 years 2 months

Chief Acquisition Officer

October 2005 - Present (20 years 2 months)

Chief Strategy Officer (CSO)

April 2021 - November 2023 (2 years 8 months)
Minneapolis, Minnesota, United States

Responsible for developing, communicating, and sustaining strategic initiatives, including the support of acquisition pursuits, and identifying new business opportunities. Dedication to the development of emerging markets and supporting the expansion of new service offerings across multiple business lines.

Sr. Vice President at Westwood Professional Services

October 2005 - November 2023 (18 years 2 months)
Greater Minneapolis-St. Paul Area

Management of Westwood's Power Division, which includes the Wind, Solar, Power Delivery and Energy Storage markets. Support of national market leaders in creation and execution of business development and operational plans, building client relationships, and exploring new product and service opportunities. Representation of the Power Division markets at the corporate level, and as they interact with Westwood's other business sectors.

Navitas Energy

Wind Project Developer

June 2004 - September 2005 (1 year 4 months)

Wind project developer focused on greenfield site identification, met tower siting and installation, land acquisition, permitting and preliminary turbine array design.

RFA Minnesota Engineering

Design Engineer

June 2003 - May 2004 (1 year)
Eden Prairie, MN

Caterpillar Inc. - Griffin Power Systems
Design Engineer
August 2000 - November 2001 (1 year 4 months)
Griffin, GA

Plasmon IDE
Design Engineer
July 1999 - July 2000 (1 year 1 month)
Eden Prairie, MN

Education

University of St. Thomas - Opus College of Business
Master of Business Administration (MBA), MBA · (2009 - 2012)

Bucknell University
BS, Mechanical Engineering · (1995 - 1999)